UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Limelight Networks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

53261M104
(CUSIP Number of Class of Securities)
(Underlying Options to Purchase Common Stock)

Jeffrey W. Lunsford
President, Chief Executive Officer
and Chairman
Limelight Networks, Inc.
2220 W. 14th Street
Tempe, Arizona 85281
(602) 850-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Mark L. Reinstra, Esq.
Alexander D. Phillips, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:     Not applicable
Form or Registration No.:     Not applicable
Filing Party:     Not applicable
Date Filed:     Not applicable
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of an anticipated program to allow certain employees to exchange eligible stock options for restricted stock units (the “Tender Offer”) by Limelight Networks, Inc. (“Limelight” or the “Company”). The following description of the Company’s intention to implement the Tender Offer in the future was sent by the Company’s corporate and investor communications representative on April 15, 2008 by electronic mail to certain members of the press in response to inquiries regarding the Company’s proposed stock option/restricted stock unit exchange program.
FORM OF COMMUNICATION
Limelight Networks intends to implement this employee option exchange program to keep our entire team incented, focused on execution and tightly aligned as we move through what we will all look back upon as a tough period in our young corporate history. Our entire team of employees needs to know that their management, their board and their stockholders are supporting them with an equity exchange program that provides incentive while being very well balanced against the company’s financial position, and that is consistent with our overall, long-term objective of building shareholder value.
This message does not constitute an offer to exchange, or a solicitation of an offer to exchange, any options to purchase Limelight common stock. The offer will be made only through an offer to exchange and related materials, which will be distributed to all eligible option holders on the commencement date of the program. The offer to exchange and related materials also will be available free of charge to option holders and stockholders at the SEC’s website at www.sec.gov on and after that date. In addition, stockholders and option holders may request a free copy of the offer to exchange and related materials from Limelight following the time that such documents become available. All eligible option holders are advised to read these materials if and when they become available because they will contain important information to help option holders decide whether or not to accept the offer.